UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 10, 2016**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 10, 2016, the Board of Directors of Meredith Corporation ("Meredith" or the "Company") elected Mr. Thomas (Tom) H. Harty as President and Chief Operating Officer, effective immediately. Mr. Harty, 53, previously President, National Media Group, will succeed Mr. Stephen M. Lacy, 62, as President. Mr. Lacy remains Chairman and Chief Executive Officer. Harty joined Meredith in 2004 as Vice President of its Magazine Group and subsequently served as its Chief Revenue Officer and President of Consumer Magazines. He was named National Media Group President in 2010. Immediately prior to joining Meredith, Harty was Senior Vice President for The Golf Digest Companies, a division of Advance Publications.

In addition, on August 10, 2016, the Board of Directors of the Company elected Mr. Jonathan (Jon) B. Werther, 47, to succeed Mr. Harty as President, National Media Group, effective immediately. Werther joined Meredith in 2012 as Chief Strategy Officer and was promoted to President of Meredith Digital in 2013. Werther spent more than 10 years in positions of increasing scale and responsibility at Time Warner and its AOL division. Immediately before joining Meredith, Werther served as a President of Simulmedia, an audience-targeted television ad network.

The Company entered into an employment agreement with Mr. Harty (the "Harty Employment Agreement"), dated August 10, 2016, which provides for an initial base salary of $800,000; participation in the management incentive program ("MIP") wherein the percentage of base salary payable as a target bonus under the MIP shall not be less than 90% (actual Company financial results may result in an actual bonus paid equal to less than or more than 90% of base salary); participation in the Cash Long-Term Incentive Program; and the grant, in August 2016, of (i) 33,000 stock options with a three year cliff vesting schedule and a strike price equal to the fair market value of Meredith common stock on the date of such award and (ii) 10,000 restricted stock units with a three year cliff vesting schedule. The foregoing summary is qualified in its entirety by reference to the Harty Employment Agreement, which is filed herewith as Exhibit 10.1 to this Current Report on Form 8-K and incorporated into this Item 5.02 by reference.

The Company entered into an employment agreement with Mr. Werther (the "Werther Employment Agreement"), dated August 10, 2016, which provides for an initial base salary of $600,000; participation in the management incentive program ("MIP") wherein the percentage of base salary payable as a target bonus under the MIP shall not be less than 70% (actual Company financial results may result in an actual bonus paid equal to less than or more than 70% of base salary); participation in the Cash Long-Term Incentive Program; and the grant, in August 2016, of (i) 10,000 stock options with a three year cliff vesting schedule and a strike price equal to the fair market value of Meredith common stock on the date of such award and (ii) 3,100 restricted stock units with a three year cliff vesting schedule. The foregoing summary is qualified in its entirety by reference to the Werther Employment Agreement, which is filed herewith as Exhibit 10.2 to this Current Report on Form 8-K and incorporated into this Item 5.02 by reference.

Mr. Harty and Mr. Werther do not have a direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K.

A press release announcing the election of Mr. Harty to President and Chief Operating Officer and Mr. Werther to President, National Media Group, is attached hereto as Exhibit 99.

The employment agreement dated June 1, 2015, between the Company and Paul Karpowicz, President, Local Media Group, has been amended to extend through June 30, 2018. All other terms of Mr. Karpowicz's employment agreement remain the same. The amendment to Mr. Karpowicz's employment agreement dated August 11, 2016, is filed herewith as Exhibit 10.3.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        10.1   Employment agreement dated August 10, 2016, between Meredith Corporation and Thomas H. Harty.

        10.2   Employment agreement dated August 10, 2016, between Meredith Corporation and Mr. Jonathan B. Werther.

        10.3   Amendment to employment agreement dated August 11, 2016, between Meredith Corporation and Paul Karpowicz.

        99   Press release announcing the election of Mr. Harty to President and Chief Operating Officer and Mr. Werther to President, National Media Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: August 12, 2016

Exhibit 10.1

EMPLOYMENT AGREEMENT

AGREEMENT entered into as of August 10, 2016, by and between MEREDITH CORPORATION, an Iowa corporation (the "Company" or "Meredith"), and THOMAS H. HARTY ("Harty"), to become effective on August 10, 2016 ("Effective Date"), provided that on or before that date the Agreement is approved by Meredith's Board of Directors and executed by Harty.

WITNESSETH:

WHEREAS, Harty has been employed by the Company, most recently as President, National Media Group; and

WHEREAS, the Company wishes to continue to employ Harty pursuant to the terms and conditions hereof, and in order to induce Harty to enter into this agreement (the "Agreement") and to secure the benefits to accrue from his performance hereunder is willing to undertake the obligations assigned to it herein; and

WHEREAS, Harty is willing to continue his employment with the Company under the terms hereof and to enter into the Agreement.

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Position.

1.1   Meredith will employ Harty as President and Chief Operating Officer. While employed hereunder, Harty shall continue to have at least the same level of responsibility and authority associated with being President and Chief Operating Officer as he has on the Effective Date.

1.2   If Harty is promoted to President and Chief Executive Officer, then as of the effective date of such promotion and during his employment thereafter:

(a)   Harty shall report to and be subject to the supervision, control and direction of the Board of Directors of the Company. Harty shall at all times be the most senior executive officer of the Company. Subject only to Harty's duty to report to the Board, Harty's responsibilities and authorities hereunder shall include day to day and strategic authority over the Company and its affiliates, P&L authority over all operations of the Company and its affiliates, and the duty and authority to hire, make employment decisions, and terminate all subordinates employed by the Company or its affiliates and Harty shall report directly and exclusively to the Board, and all other officers, employees, and consultants of the Company shall (except to the extent otherwise prescribed by law, regulation, or principles of good corporate governance) report directly (or indirectly through subordinates) to Harty. Harty shall have such other responsibilities and authorities consistent with the status, titles and reporting requirements set forth herein as are appropriate to said positions, subject to change (other than diminution in position, authority, duties or responsibilities) from time to time by the Board of Directors of the Company.

(b)   Harty agrees to devote his full time and attention and give his best efforts and skills to furthering the business and interests of the Company, which may include Harty volunteering his time and efforts on behalf of charitable, civic, professional organizations and boards of other corporations.

1.3   If Harty is not promoted to President and Chief Executive Officer of the Company by September 1, 2017 (the "Determination Date"), Harty shall have the right to terminate his employment with the Company by giving written notice within ninety (90) days after the Determination Date, and such termination shall be deemed to be Termination Without Cause by the Company and treated in accordance with the terms of Section 8.2; provided that the Company can give written notice to Harty no fewer than sixty (60) and no more than ninety (90) days immediately preceding the Determination Date and extend the Determination Date by a period of up to two additional years.

2. Office Location.

Harty's primary office location shall be at Meredith's offices in Des Moines, Iowa. Until the date Harty relocates his permanent residence to the greater Des Moines, Iowa area ("Commute Period"), Harty shall commute from his residence in Greenwich, CT to Des Moines so that Harty is present at his primary office at least two weeks per month. Notwithstanding the above general expectation, Harty shall make himself available at Meredith's various offices as deemed necessary or appropriate by the CEO or Board of Directors to meet Meredith's business needs.

3. Relocation of Permanent Residence.

3.1   Harty shall relocate his and his family's permanent residence to the greater Des Moines, Iowa area ("Relocation") on or before July 1, 2017 ("Relocation Period"); provided that Harty can give written notice to the Company and extend the Relocation Period by a period of up to thirty (30) additional days; such notice shall be provided no fewer than sixty (60) and no more than ninety (90) days immediately preceding the last day of the Relocation Period. If Harty completes the Relocation on or before the last day of the Relocation Period, he shall be eligible for the following "Relocation Benefits":

(a)   Meredith will reimburse Harty for reasonable travel expenses for Harty and his spouse for up to three trips to Des Moines, Iowa to look for housing options, up to four days for each trip. Harty must timely provide Meredith with appropriate documentation/receipts to obtain reimbursement.

(b)   Meredith will pay for the reasonable costs associated with moving Harty's household goods to the greater Des Moines, Iowa area, including packing, moving and storage (if required). Said payment will be made after Harty obtains estimates from at least two (2) reputable moving companies and payment will be made directly to the least expensive of those moving companies upon receipt of an invoice for services rendered.

(c)   Meredith will reimburse Harty for any real estate commissions Harty is required to pay on the sale of his residence in the Greenwich, CT area. Harty will list his house no later than January 1, 2017, and try to sell his house on or prior to June 1, 2017. Harty agrees to negotiate a sale in good faith and accept any objectively reasonable offer. In the event that the Harty's Greenwich, CT house has not sold on or prior to June 1, 2017, the Company agrees to utilize a third party service provider selected and paid for by the Company to purchase the house from Harty for Fair Market Value. Fair Market Value shall be determined based on the average of two valuations of the house conducted by two independent appraisers selected by the Company or the third party service provider; provided, that such Fair Market Value shall be no less than the amount that Harty paid for the house when he purchased it in 2013.

(d)   Meredith will reimburse Harty for closing costs associated with his purchase of a new permanent residence in the greater Des Moines, Iowa area. For purposes of this Agreement, closing costs are limited to title charges, government recording and transfer fees, administration fees, real estate fees and document handling (closing costs specifically do NOT include the purchase of points). Reimbursement is subject to Meredith's timely receipt of the HUD statement substantiating the closing costs.

3.2   The reasonableness of any submitted, individual expense remains subject to Meredith oversight and approval, and any approved expenses may be taxable as required by law or Meredith policy. Meredith will gross up any approved, taxable Relocation Benefits through appropriate withholdings based upon federal, state, and FICA supplemental withholding rates.

3.3   If Harty does not complete the Relocation within the Relocation Period, then Meredith may, in its sole discretion, provide Harty written notice within sixty (60) days of the end of the Relocation Period of its decision to end Harty's employment; said separation shall be treated as a voluntary termination and Harty shall only be entitled to the pay and benefits set forth is Section 8.3. Harty understands and agrees that if: (i) he fails to relocate his permanent residence to the greater Des Moines, Iowa area during the Relocation Period; or (ii) within twelve (12) months after the Relocation Harty (a) resigns his employment with Meredith or (b) is terminated for Cause, then within 30 days of the qualifying event Harty shall reimburse Meredith for the entire amount of any Relocation Benefits previously paid to Harty. Harty hereby consents and agrees that any Relocation Benefits that must be reimbursed by him may be deducted from any amounts that would otherwise be paid to Harty by Meredith, including but not limited to any unpaid pay, vacation, bonus, or separation amounts if otherwise owed to Harty, to the extent such deduction does not cause Harty to incur any additional taxes pursuant to Section 409A of the Internal Revenue Code (the "Code").

4. Base Salary.

Harty's minimum base salary under this Agreement will be Eight Hundred Thousand Dollars ($800,000) ("Base Salary"). Harty will be eligible for merit increase in July 2017, at the discretion of the Compensation Committee of the Company's Board of Directors ("Compensation Committee"). Base Salary shall include all such increased amounts, and if increased, Base Salary shall not thereafter be decreased.

5. Incentive Plans.

5.1   While employed under this Agreement, Harty will be eligible to participate in Meredith's Annual Management Incentive Plan (or any successor or replacement annual incentive plan of Meredith) for such periods as it continues in effect, subject to the terms of the Plan and to the discretion vested in the Compensation Committee of the Board of Directors by the Plan, provided, however, that the percentage of Base Salary payable as a target bonus under the Plan shall not be less than ninety percent (90%) (actual Company financial results may eventuate in an actual bonus paid to Harty equal to, less than, or more than ninety percent (90%) of Base Salary).

5.2   While employed under this Agreement, Harty will participate in a three-year (FY 17-19) Cash Long-Term Incentive Program ("Program") with a $600,000 target, conditioned upon the achievement of certain specified financial objectives. This payment will be made after the first regular August meeting of Meredith's Board of Directors immediately following the conclusion of the three-year Program, subject to the terms of the Program and to the discretion vested in the Compensation Committee of the Board of Directors, and it is conditioned upon Harty being employed at Meredith at the time of payment (except in the event of death, disability, retirement or a termination without cause consistent with the FY 15-17 cash Long-Term Incentive Program as described in Exhibit A attached hereto).

5.3   Harty is also currently participating in a three-year (FY15-17) cash Long-Term Incentive Program with a $400,000 target, conditioned upon the achievement of certain specified financial objectives (described in Exhibit A attached hereto). Under the Program, payment will made after the first regular August meeting of Meredith's Board of Directors immediately following the end of FY2017, subject to the terms of the Program and to the discretion vested in the Compensation Committee of the Board of Directors, and is conditioned upon Harty being employed with Meredith at the time of payment (except in the event of death, disability, retirement or a termination without cause as described in Exhibit A attached hereto).

5.4   Harty is also currently participating in a three-year (FY16-18) cash Long-Term Incentive Program with a $400,000 target, conditioned upon the achievement of certain specified financial objectives (described in Exhibit B attached hereto). Under the Program, payment will made after the first regular August meeting of Meredith's Board of Directors immediately following the end of FY2018, subject to the terms of the Program and to the discretion vested in the Compensation Committee of the Board of Directors, and is conditioned upon Harty being employed with Meredith at the time of payment (except in the event of death, disability, retirement or a termination without cause as described in Exhibit B attached hereto).

5.5   While employed under this Agreement, Harty will be eligible to participate in Meredith's non-qualified stock incentive plan in accordance with the terms of the plan and subject to the discretion and approval of the Compensation Committee of the Board of Directors, with the following grants to be awarded in August 2016:

33,000 Non-Qualified Stock Options, three-year cliff

10,000 Restricted Stock Units, three-year cliff

6. <u>Short-Term Disability</u>.

During any period of short-term disability, the Company will continue to pay Harty the Base Salary throughout the period of short-term disability, up to a maximum of five months of Base Salary payments pursuant to this Section 6. In addition, Harty will continue to receive all rights and benefits under the benefit plans and programs of the Company in which Harty is a participant as determined in accordance with the terms of such plans and programs, and Harty shall be eligible to receive the benefit of his target annual Management Incentive Plan bonus for the initial year in which the short-term disability occurs without reduction for the period of the short-term disability. In the event of Harty's death during a period of short-term disability, the provisions of Section 8.5 shall apply. For purposes of this Agreement, short-term disability shall be defined as the incapacitation of Harty by reason of sickness, accident or other physical or mental disability for a period of time which begins one month after the date of the cause or onset of such incapacitation (during which one month period Harty shall be required to use sick leave to receive his Base Salary) and ends on the date that is five months later (such total six-month period to consist at a maximum of one month of sick leave and five months of short-term disability payments pursuant to this section 6). All benefits provided under this Section 6 shall be in replacement of and not in addition to benefits payable under the Company's short-term and long-term disability plans, except to the extent that such disability plans provide greater benefits than the disability benefits provided under this Agreement, in which case the disability plans would supersede the applicable provisions of this Agreement. In the event Harty is determined to have a long-term disability (as described in Section 8.4), the provisions of Section 8.4 shall apply.

7. <u>Perquisites</u>.

During his employment under this Agreement, Harty shall receive or be eligible to participate in, to the extent permitted by law, the various perquisites and plans generally available to officers of Meredith, in

4

accordance with the provisions thereof as in effect from time to time, including, without limitation, professional fee reimbursement for tax preparation and financial planning, supplemental life insurance, executive long term disability insurance, Meredith Replacement Benefit Plan, Meredith Supplemental Benefit Plan, the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers, and a minimum of four (4) weeks of vacation per year. Harty will similarly be provided with an automobile allowance of $11,050/year under Meredith's executive automobile allowance policy and reimbursement for initiation fees for a country club in the Des Moines, Iowa area, regular dues in said country club, and dues for a country club in the New York metropolitan area, all subject to Meredith policy and applicable withholding and deductions. Furthermore, Harty will be entitled to reimbursement, in accordance with Meredith Policy, for reasonable expenses incurred in connection with the performance of his duties with Meredith, provided Harty properly accounts therefor.

8. Termination of Employment.

8.1 Termination for Cause. This Agreement and Harty's employment hereunder may be terminated by Meredith at any time for "Cause," in which case Harty will receive only his Base Salary through the date of such termination. Upon such termination, Harty shall be entitled to no further benefits under this Agreement, except that any rights and benefits Harty may have under the employee benefit plans and programs of the Company, in which Harty is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. Harty understands and agrees that in the event of the termination of employment and termination of this Agreement pursuant to this Section 8.1, all awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Harty and the Company with respect to such awards, but that the obligations of Harty under Section 9 shall remain in full force and effect. "Cause" is defined as (i) the willful and continued failure of Harty to attempt to perform substantially his duties with the Company (other than any such failure resulting from Disability), after a demand for substantial performance is delivered to Harty, which specifically identifies the manner in which Harty has not attempted to substantially perform his duties and for those matters which are subject to cure, a ten (10) day notice to cure is provided or (ii) the engaging by Harty in willful misconduct which is materially injurious to the Company, monetarily or otherwise. For purposes of this definition, no act, or failure to act, on the party of Harty shall be considered "willful" unless it is done, or omitted to be done, by Harty in bad faith and without reasonable belief that Harty's act or omission was in the best interest of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Harty in good faith and in the best interests of the Company. Under no circumstances will Harty be entitled to more than three (3) ten (10) day notice to cure periods during Harty's employment with Meredith. Notwithstanding the foregoing, if Harty is promoted to President and Chief Executive Officer, then after the effective date of such promotion he shall not be deemed to have been terminated for Cause unless or until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of at least ¾ of the Board (excluding Harty if he is a director at such time) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Harty and he is given an opportunity, together with counsel, to be heard before the Board) finding that in the good faith opinion of the Board Harty was guilty of conduct set forth herein and specifying the particulars thereof.

8.2 Termination Without Cause. This Agreement and Harty's employment hereunder may be terminated by Meredith at any time without Cause and without prior notice. In the event Harty's employment is terminated without Cause by Meredith, then in return for a signed separation agreement that includes a full release of all employment-related claims (it being understood that the separation agreement will not impose any additional restrictive covenants or post-employment obligations on Harty beyond those contained in Section 9 of this Agreement and standard confidentiality and non-disparagement provisions, and the release will not require Harty to release any claims or rights associated with: vested benefits; indemnification, advancement of expenses, or coverage under any applicable directors and officers insurance; or any payment or benefits set forth in this Section 8.2), Harty will receive a lump sum payment on or before the sixty-day anniversary of his termination equal to his Base Salary and Annual Management Incentive Plan target bonus for a period of twenty-four (24 months), minus applicable withholding and deductions. Harty agrees that the payments described in this Section 8.2 shall be full and adequate compensation to Harty for all damages Harty may suffer as a result of the termination of his employment pursuant to this Section 8.2 or 8.6, and in consideration of the payments and benefits provided in this Section 8.2, Harty agrees to execute the aforementioned release agreement. If Harty does not execute the above mentioned release, Harty will receive only his Base Salary through the date on which notice of termination is given. It is understood that if as a result of Harty's termination without Cause hereunder Harty could qualify for a severance payment under a Change in Control Plan, the Meredith Corporation Severance Pay Plan, the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers, or any like plan or agreement, Harty shall receive the amount that is the greatest consideration provided for under either this Agreement or one of the above referenced plans/agreements. Harty is not entitled to receive the consideration provided for under this Agreement and any of the above referenced plans/agreements under any circumstances.

Upon such termination, Harty shall be entitled to no further benefits under this Agreement, except that any rights and benefits Harty may have under the employee benefit plans and programs of the Company, in which Harty is a participant, shall be determined in accordance with the terms and provisions of such plans and programs, and except Harty shall be presumed to have met eligibility requirements specified in Section 5.1 of the Meredith Replacement Benefit Plan (As Amended and Restated Effective as of January 1, 2009) and the Meredith Supplemental Benefit Plan (As Amended and Restated Effective as of January 1, 2009) or any successor thereto and he shall be entitled to the amounts that would have accrued under such plans through the date of his termination without Cause. All awards of restricted stock and stock options shall automatically vest, and stock options shall be exercisable for the full unexpired term of the option.

The parties intend this Agreement to be in compliance with Section 409A of the Internal Revenue Code and its accompanying regulations and it should be interpreted accordingly. Therefore, if Harty's Base Salary at the time of termination without Cause exceeds the separation pay safe harbor rule under Section 409A of the Code, then the excess over the safe harbor will be paid within 60 days of the date of Harty's termination without Cause.

8.3   Employee Voluntary. In the event Harty terminates his employment of his own volition, except for a termination described in Section 8.6, such termination shall constitute a voluntary termination and in such event Meredith's only obligation to Harty shall be to make Base Salary payments provided for in this Agreement through the date of such voluntary termination. Any rights and benefits Harty may have under the employee benefit plans and programs of the Company, in which he is a participant, shall be determined in accordance with the terms and provisions of such plans and programs. All awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with the terms of the relevant plan and agreements entered into between Harty and the Company with respect to such awards.

8.4   Employee Disability. If Harty shall be determined to have a Long-Term Disability, then the employment of Harty hereunder and this Agreement may be terminated by Harty or the Company upon thirty (30) days' written notice to the other party following such determination. After the 30-day written notice is provided, Harty's employment shall end and the Company shall pay to Harty, at such times as Base Salary would normally be paid, 100% of Base Salary for the first twelve months following said termination, 75% of the Base Salary for the next twelve month period, and 50% of Base Salary for the final twelve month period. Furthermore, nothing contained in this Section shall preclude Harty from receiving the benefit of his target annual Management Incentive Plan bonus for the initial year in which a short-term disability occurs pursuant to the provisions of Section 6. Following the termination pursuant to this Section 8.4, the Company shall pay or provide Harty such other rights and benefits of participation under the employee benefit plans and programs of the Company to the extent that such continued participation is not otherwise prohibited by applicable law or by the express terms and provisions of such plans and programs. All benefits provided under this Section 8.4 shall be in replacement of and not in addition to benefits payable under the Company's short-term and long-term disability plans, except to the extent that such disability plans provide greater benefits than the disability benefits provided under this Agreement, in which case the applicable disability plans(s) would supersede the applicable provisions of this Agreement. All awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with terms of the relevant plan and agreements entered into between Harty and the Company with respect such awards. For purposes of this Section 8.4, Long-Term Disability shall be defined and determined pursuant to the terms of the long-term disability plan in effect for employees of the Company, and if no such plan exists then Long-Term Disability shall be defined consistent with the definition of disability set forth in Section 409A of the Code.

8.5   Employee Death. In the event Harty's employment ends due to his death, this Agreement shall terminate and all obligations to Harty shall cease as of the date of death except that the Company will pay to the legal representative of his estate in substantially equal installments the Base Salary until the end of the month of the first anniversary of Harty's death. Any annual Management Incentive Plan bonus (or amounts in lieu thereof), payable for the fiscal year in which Harty's death occurs, shall be determined by the Compensation Committee at its meeting following the end of such fiscal year, pro rated to the date of death, and promptly paid to Harty's estate. All rights and benefits of Harty under the benefit plans and programs of the Company in which Harty is a participant, will be provided as determined in accordance with the terms and provisions of such plans and programs. All awards of restricted stock, stock options and any other benefits under the Incentive Plans shall be handled in accordance with terms of the relevant plan and agreements entered into between Harty and the Company with respect such awards.

8.6   Change in Title, Duties or Location. If at any time during Harty's employment hereunder (a) a change is made to Harty's title as President and Chief Operating Officer (other than if his title is changed to Chief Executive Officer); (b) there is a material change in Harty having at least the same level of responsibility and authority associated with being President and Chief Operating Officer as he has on the Effective Date, or if after he is promoted to President and Chief Executive Officer there is a material change in Harty having at least those duties set forth in Section 1.2; (c) a change is made in Harty's reporting relationship such that he reports to any person with any title other than Chief Executive Officer while he is Chief Operating Officer, or if after he is promoted to President and Chief Executive Officer a change is made in Harty's reporting relationship such that he reports to any person or group other than the Board of Directors; (d) an involuntary change is made to the location of Harty's principal office more than twenty-five (25) miles from Des Moines, Iowa; or (e) Meredith makes an involuntary, material reduction in Harty's Base Salary or target annual Management Incentive Plan bonus opportunity, Harty shall have the right to terminate his employment with the Company by giving written notice within ninety (90) days after the date of Harty receiving written notice of such action and the Company shall have a period of thirty (30) days to cure such action, and, if the Company does not cure, such termination shall be deemed to be Termination Without Cause by the Company and such termination shall be treated in accordance with the terms of Section 8.2.

8.7   Officers and Directors Insurance. The Company agrees to maintain Harty's coverage under such directors' and officers' liability insurance policies as shall from time to time be in effect for active officers and employees for not less than six years following Harty's termination of employment.

9. Covenants of Harty.

9.1   Harty acknowledges that as a result of the services to be rendered to the Company hereunder, Harty will be brought into close contact with many confidential affairs of the Company, its subsidiaries and affiliates, not readily available to the public. Harty further acknowledges that the services to be performed under this Agreement are of a special, unique, unusual, extraordinary and intellectual character; that the business of the Company is international in scope; that its goods and services are marketed throughout the United States and various parts of the world and that the Company competes with other organizations that are or could be located in nearly any part of the United States and in various parts of the world

9.2   In recognition of the foregoing, Harty covenants and agrees that, except as is necessary in providing services under this Agreement or to the extent necessary to comply with law or the valid order of a court or government agency of competent jurisdiction, Harty will not knowingly use for his own benefit nor knowingly divulge any Confidential Information and Trade Secrets of the Company, its subsidiaries and affiliated entities, which are not otherwise in the public domain and, so long as they remain Confidential Information and Trade Secrets not in the public domain, will not intentionally disclose them to anyone outside of the Company either during or after his employment. For the purposes of this Agreement, "Confidential Information and Trade Secrets" of the Company means information which is secret to the Company, its subsidiaries and affiliated entities. It may include, but is not limited to, information relating to the magazines, books, publications, products, services, television stations, real estate franchise operations, new and future concepts and business of the Company, its subsidiaries and affiliates, in the form of memoranda, reports, computer software and data banks, customer lists, employee lists, books, records, financial statements, manuals, papers, contracts and strategic plans. As a guide, Harty is to consider information originated, owned, controlled or possessed by the Company, its subsidiaries or affiliated entities which is not disclosed in printed publications stated to be available for distribution outside the Company, its subsidiaries and affiliated entities as being secret and confidential. In instances where doubt does or should reasonably be understood to exist in Harty's mind as to whether information is secret and confidential to the Company, its subsidiaries and affiliated entities, Harty agrees to request an opinion, in writing, from the Company. Notwithstanding the above,

(a)   Harty understands that he has immunity from criminal or civil liability for disclosure of a trade secret: (1) made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; or (2) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (3) in a lawsuit against Meredith for retaliation for reporting a suspected violation of law, Harty may disclose a trade secret to his attorney and use the trade secret information in the court proceeding, if Harty files under seal any document containing the trade secret, and does not disclose the trade secret except pursuant to court order.

(b)   Nothing in this Section 9.2 prohibits Harty from reporting possible violations of law or regulation to any governmental agency or entity or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.

(c)   Harty shall disclose to the public and discuss such information as is customary or legally required to be disclosed by a Company whose stock is publicly traded, or that is otherwise legally required to disclose, or that is in the best interests of the Company to do so.

(d)   Harty will deliver promptly to the Company on the termination of his employment with the Company, or at any other time the Company may so request, all memoranda, notes, records, reports and other documents relating to the Company, its subsidiaries and affiliated entities, and all property owned by the Company, its subsidiaries and affiliated entities, which Harty obtained while employed by the Company, and which Harty may then possess or have under his control.

9.3   Harty agrees that during his employment with Meredith and, provided any applicable termination payments have been paid pursuant to Section 8, for a period of twenty-four (24) months after his employment ends (whether his employment is ended voluntarily or involuntarily by Harty or Meredith), Harty will not, directly or indirectly, whether as a sole proprietor, partner, venture, stockholder, director, officer, employee, consultant, or in any other capacity as a principal or agent or through any person, subsidiary, affiliate, or employee acting as nominee or agent, engage in any of the following activities:

a)   Knowingly interfere with, disrupt or attempt to disrupt, any then existing relationship, contractual or otherwise, between the Company, its subsidiaries or affiliated entities, and any customer, client, supplier, or agent;

b)   Hire, solicit or attempt to hire or solicit any person who is employed by Meredith or attempt to influence any such person to terminate employment with Meredith.

9.4   Harty further agrees that during his employment with Meredith and for a period of twenty-four (24) months after he voluntary resigns his employment under Section 8.3 above, Harty shall not render services directly or indirectly as an employee, officer, director, consultant, independent contractor or in any other capacity to, conduct or engage in any activities for the benefit of, or be interested in or associated with, any of the entities listed on Exhibit C or with any person or other entity that is a competitor of Meredith ("Competitor") or take any action to finance or guarantee or knowingly to provide other material assistance to any Competitor.

9.5   Harty will promptly disclose to the Company all inventions, processes, original works of authorship, trademarks, patents, improvements and discoveries related to the business of the Company, its subsidiaries and affiliated entities (collectively "Developments"), conceived or developed during Harty's employment with the Company and based upon information to which he had access during the term of employment, whether or not conceived during regular working hours, through the use of the Company time, material or facilities or otherwise. All such Developments shall be the sole and exclusive property of the Company, and upon request Harty shall deliver to the Company all outlines, descriptions and other data and records relating to such Developments, and shall execute any documents deemed necessary by the Company to protect the Company's rights hereunder. Harty agrees upon request to assist the Company to obtain United States or foreign letters patent and copyright registrations covering inventions and original works of authorship belonging to the Company hereunder. If the Company is unable because of Harty's mental or physical incapacity to secure Harty's signature to apply for or to pursue any application for any United States or foreign letters patent or copyright registrations covering inventions and original works of authorship belonging to the Company hereunder, then Harty hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact, to act for and in his behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by him. Harty hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, that he may hereafter have for infringement of any patents or copyright resulting from any such application for letters patent or copyright registrations belonging to the Company hereunder.

9.6   Harty agrees to cooperate with Meredith in the truthful and honest prosecution and/or defense of any claim in which Meredith may have an interest (with the right of reimbursement for reasonable expenses actually incurred) which may include, without limitation, being available to participate in any proceeding involving Meredith, permitting interviews with representatives of Meredith, appearing for depositions and trial testimony, and producing and/or providing any documents or names of other persons with relevant information in Harty's possession or control arising out of his employment in a reasonable time, place and manner.

9.7   Harty agrees that the remedy at law for any breach or threatened breach of any covenant contained in this Section 9 may be inadequate and that the Company, in addition to such other remedies as may be available to it, in law or in equity, shall be entitled to injunctive relief without bond or other security.

9.8   Although the restrictions contained in Section 9 are considered by the parties hereto to be fair and reasonable in the circumstances, it is recognized that restrictions of such nature may fail for technical reasons, and accordingly it is hereby agreed that if any of such restrictions shall be adjudged to be void or unenforceable for whatever reason, but would be valid if part of the wording thereof were deleted, or the period thereof reduced or the area dealt with thereby reduced in scope, the restrictions contained in Sections 9 shall be enforced to the maximum extent permitted by law, and the parties consent and agree that such scope or wording may be accordingly judicially modified in any proceeding brought to enforce such restrictions.

9.9   Notwithstanding that Harty's employment hereunder may be terminated as provided in Section 8 above, this Agreement shall continue in full force and effect insofar as is necessary to enforce the covenants and agreements of Harty contained in this Section 9.

10. Arbitration.

10.1   The parties shall use their best efforts and good will to settle all disputes by amicable negotiations. The Company and Harty agree that, with the express exception of any dispute or controversy arising under Section 3(g) of the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers or Section 9 of this Agreement, any controversy or claim arising out of or in any way relating to Harty's employment with the Company, including, without limitation, any and all disputes concerning this Agreement and the termination of this Agreement that are not amicably resolved by negotiation, shall be settled by arbitration in Des Moines, Iowa, or such other place agreed to by the parties, as follows:

a)   An arbitration may be commenced by any party to this Agreement by the service of a written Request for Arbitration upon the other affected party. Such Request for Arbitration shall summarize the controversy or claim to be arbitrated. No Request for Arbitration shall be valid if it relates to a claim, dispute, disagreement or controversy that would have been time barred under the applicable statute of limitations had such claim, dispute, disagreement or controversy been submitted to the courts of Iowa.

b)   The arbitration will be conducted before an impartial arbitrator appointed as follows. Within sixty (60) days of the Request for Arbitration the parties shall mutually agree to an arbitrator. If the parties fail to mutually agree to an arbitrator within sixty (60) days, then within seventy-five (75) days following Request for Arbitration, each party shall produce to the other a list of three (3) potential arbitrators. Within ninety (90) days of the Request for Arbitration the parties will meet in person or by conference call to select an arbitrator from the combined list. Each party will first strike two (2) names from the other party's list. The arbitrator will then be selected by lot from the two potential arbitrators whose names have not been stricken. The parties will evenly split the costs of the arbitrator. Legal fees and costs may be awarded by the arbitrator in accordance with applicable law.

c)   Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

d)   It is intended that controversies or claims submitted to arbitration under this Section 10 shall remain confidential, and to that end it is agreed by the parties that neither the facts disclosed in the arbitration, the issues arbitrated, nor the views or opinions of any persons concerning them, shall be disclosed by third persons at any time, except to the extent necessary to enforce an award or judgment or as required by law or in response to legal process or in connection with such arbitration. In addition, Harty and the Company shall be entitled to disclose the facts disclosed in arbitration, the issues arbitrated, and the views or opinions of any persons concerning them to legal and tax advisors so long as such advisors agree to be bound by the terms of this Agreement.

11. Governing Law.

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Iowa without reference to the principles of conflict of laws.

12. Entire Agreement; Modification; Waiver.

This Agreement, and those plans and agreements referenced herein contain all the understandings and representations between Harty and Meredith pertaining to Harty's employment with Meredith and supersede all other agreements the parties have previously entered into, including, but not limited to, the employment letter Harty signed on June 25, 2009 and the Employment Agreements signed by Harty on November 2, 2010 and June 27, 2013. For the avoidance of doubt, this Agreement shall not supersede the Amended and Restated Severance Agreement Between Meredith Corporation and Executive Officers signed by Harty and the Company effective November 2, 2010, which, the parties agree, remains in full force and effect. This Agreement may be modified only in writing signed by Harty and an authorized representative of Meredith. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party of any condition or provision of the Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time.

13. Headings.

Headings of the sections of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

14. Severability.

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

15. Withholding.

Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to Harty or his beneficiaries, including his estate, shall be subject to withholding and deductions as the Company may reasonably determine it should withhold or deduct pursuant to any applicable law or regulation. In lieu of withholding or deducting, such amounts, in whole or in part, the Company may, in its sole discretion, accept other provision for payment as permitted by law, provided it is satisfied in its sole discretion that all requirements of law affecting its responsibilities to withhold such taxes have been satisfied.

16. Section 409A.

This Agreement is intended to be interpreted and operated to the fullest extent possible so that the payments and benefits under this Agreement either shall be exempt from the requirements of Section 409A of the Code or, to the extent such payments are not exempt from Section 409A of the Code, such payments and benefits shall be interpreted and operated to comply with the requirements of Section 409A of the Code. Payments payable under this Agreement triggered by a termination of employment that are deferred compensation subject to (but not otherwise exempt from) Section 409A of the Code shall not be made unless such termination of employment constitutes a separation from service within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement to the contrary, if Harty is a "specified employee" on the date of his separation from service within the meaning of Section 409A of the Code and Treasury Regulation 1.409A-1(h), payments and benefits payable under this Agreement due to a separation from service that are deferred compensation subject to (but not otherwise exempt from) Section 409A of the Code that would otherwise be paid or provided during the six-month period commencing on the separation from service, will be deferred until the first day of the seventh month following the separation from service if such deferral is necessary to avoid the additional tax under Section 409A of the Code. In the case of a series of payments, the first payment shall include the amounts Harty would have been entitled to receive during the six-month waiting period. Each payment made under this Agreement shall be designated as a "separate payment" within the meaning of Section 409A of the Code. Notwithstanding anything contained in this Agreement to the contrary, if any payment made pursuant to this Agreement is a substitute or replacement for a right to payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, including, to the extent applicable, amounts payable under another plan or agreement between Harty and the Company or its subsidiaries, parents and affiliated entities, then any such payment amount shall be paid at the time and in the form as required by Section 409A of the Code.

To the extent required by Section 409A of the Code, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) any reimbursement of an eligible expense shall be paid to Harty on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

17. Successors and Assigns.

17.1   Assignment by the Company. This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.

17.2   Assignment by Harty. Harty may not assign this Agreement or any part thereof; provided, however, that nothing herein shall preclude one or more beneficiaries of Harty from receiving any amount that may be payable following the occurrence of Harty's legal incompetency or his death and shall not preclude the legal representative of his estate from receiving such amount or from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of the intestacy applicable to his estate.

18. <u>Notices</u>.

Any notice to be given hereunder shall be in writing and delivered personally or sent by overnight mail, such as Federal Express, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

If to Company:

    Chairman of the Compensation Committee
    Board of Directors
    Meredith Corporation
    1716 Locust Street
    Des Moines, Iowa 50309-3023

with a copy to:

    John Zieser, Chief Development Officer, General Counsel & Secretary
    Meredith Corporation
    1716 Locust Street
    Des Moines, Iowa 50309-3023

If to Harty:

    Thomas H. Harty
    Chief Operating Officer
    Meredith Corporation
    1716 Locust Street
    Des Moines, Iowa 50309-3023

with a copy to:

    Ryan J. Liebl
    Mayer Brown LLP
    71 S. Wacker Drive
    Chicago, IL 60606

19. <u>Knowledge and Representation</u>.

Harty acknowledges that the terms of this Agreement have been fully explained to him, that Harty understands the nature and extent of the rights and obligations provided under this Agreement, and that Harty has been represented by legal counsel in the negotiation and preparation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MEREDITH CORPORATION

By: /s/ Scott Rundall

Dated: 8-10-2016

THOMAS H HARTY

/s/ Thomas H Harty

Dated: 8/9/16

FY2015 - FY2017 CASH LTIP

PERFORMANCE METRIC

OFFICER: Tom Harty

TARGET: $400,000

PLAN PERIOD: July 1, 2014 through June 30, 2017

PERFORMANCE GOAL: The payout earned upon the attainment of the Performance Goal shall be determined by the Compensation Committee of the Board of Directors and will be based on the Company's cumulative Cash Flow for the Plan Period in accordance with the following chart:

PAYOUT AND PERFORMANCE RANGES

Metric/ Payout	50%	100%	150%	200%
Cash Flow ($ in millions)	$481.5	$535.0	$565.0	$588.5
Payout				

Target based on updated three-year financial plan.

PLAN PAYMENT: The percent earned will be prorated for performance between levels. Final payment for the 2014 through 2017 performance cycle of the Cash LTIP will be made no later than September 1, 2017, unless a further delay is otherwise required by Section 409A of the Internal Revenue Code. Cash LTIP payments will not be included in the benefit calculations of benefits for life insurance, accidental death and dismemberment and long-term disability plans. The Cash LTIP payment is considered income at the time that it is actually received.

TERMS AND CONDITIONS:

Job Change: A participant must be continuously employed throughout the three-year Plan Period to be eligible for a payout. Participants, who change roles within Meredith during the three year Plan Period are eligible for an adjusted payout.

Death or Disability: In the event of death or disability of the participant prior to the end of the three-year Plan Period, cumulative results will be calculated and any payout will be prorated as of the date of event and paid to the participant or beneficiary, in the event of death, as soon as practical and in compliance with IRC Section 409A.

Retirement: Participants who retire from Meredith are eligible for a payout based on their full target opportunity under the Cash LTIP for any outstanding performance cycle. Payout will be determined based on actual performance and will occur following the end of the three-year Cash LTIP performance cycle at the same time that payouts are made to participants in the Cash LTIP.

Without Cause Termination or Job Elimination: In the event of a termination of employment Without Cause or due to a job elimination, the participant may be eligible for a prorated payment for the number of days of employment during the three-year Cash LTIP performance cycle, solely at the discretion of Meredith Management. Plan payout would be based on target opportunity and is conditioned upon the participant signing Meredith's General Release.

Voluntary Termination: A participant who voluntary terminates his or her employment prior to the end of the three-year Cash LTIP cycle (and is not eligible for retirement treatment) will forfeit payout under the Plan.

Termination for Cause: A participant who is terminated for cause will forfeit the right to any payout under the Plan.

Change in Control: In the event of a Change in Control as defined in the 2004 Amended and Restated Stock Incentive Plan or subsequent plan, participants will remain eligible for payouts based on a full target opportunity awarded under the Cash LTIP Plan for any outstanding performance cycles. For performance cycles of less than one year of service, the payout will be based on target opportunity. For performance cycles with one or more years of service, the payout would be based on actual performance for any completed full year plus the target opportunity for any remaining years.

The payment will be accelerated and made as soon as administratively possible and in compliance with Section 409A.

Termination of Cash LTIP: If the Cash LTIP is terminated for any reason, a payout will be made to eligible participants. The payout will be calculated based on completed full year results and prorated for a partially completed year.

FY2016 - FY2018 CASH LTIP

PERFORMANCE METRIC

OFFICER: Tom Harty

TARGET: $400,000

PLAN PERIOD: July 1, 2015 through June 30, 2018

PERFORMANCE GOAL: The payout earned upon the attainment of the Performance Goal shall be determined by the Compensation Committee of the Board of Directors and will be based on the Company's cumulative Cash Flow for the Plan Period in accordance with the following chart:

PAOY AND PERFORMANCE RANGES

Measure	Minimum	Target	150% of Target	Maximum
Cash Flow ($ in millions)	**$463.5**	**$515.0**	**$540.8**	**$566.5**
Payout	**50%**	**100%**	**150%**	**200%**

Target based on three-year financial plan approved at the May Board of Director's meeting.

PLAN PAYMENT: The percent earned will be prorated for performance between levels. Payment for the FY2016 through FY2018 performance cycle of the Cash LTIP will be made no later than September 1, 2018, unless a further delay is otherwise required by Section 409A of the Internal Revenue Code. Cash LTIP payments will not be included in the benefit calculations of benefits for life insurance, accidental death and dismemberment and long-term disability plans. The Cash LTIP payment is considered income at the time that it is actually received.

TERMS AND CONDITIONS:

Job Change: A participant must be continuously employed throughout the three-year Plan Period to be eligible for a payout. Participants, who change roles within Meredith during the three year Plan Period are eligible for an adjusted payout.

Death or Disability: In the event of death or disability of the participant prior to the end of the three-year Plan Period, cumulative results will be calculated and any payout will be prorated as of the date of event and paid to the participant or beneficiary, in the event of death, as soon as practical and in compliance with IRC Section 409A.

Retirement: Participants who retire from Meredith are eligible for a payout based on their full target opportunity under the Cash LTIP for any outstanding performance cycle. Payout will be determined based on actual performance and will occur following the end of the three-year Cash LTIP performance cycle at the same time that payouts are made to participants in the Cash LTIP.

Without Cause Termination or Job Elimination: In the event of a termination of employment Without Cause or due to a job elimination, the participant may be eligible for a prorated payment for the number of days of employment during the three-year Cash LTIP performance cycle, solely at the discretion of Meredith Management. Plan payout would be based on target opportunity and is conditioned upon the participant signing Meredith's General Release.

Voluntary Termination: A participant who voluntary terminates his or her employment prior to the end of the three-year Cash LTIP cycle (and is not eligible for retirement treatment) will forfeit payout under the Plan.

Termination for Cause: A participant who is terminated for cause will forfeit the right to any payout under the Plan.

Change in Control: In the event of a Change in Control as defined in the 2014 Stock Incentive Plan or subsequent plan, participants will remain eligible for payouts based on a full target opportunity awarded under the Cash LTIP Plan for any outstanding performance cycles. For performance cycles of less than one year of service, the payout will be based on target opportunity. For performance cycles with one or more years of service, the payout would be based on actual performance for any completed full year plus the target opportunity for any remaining years.

The payment will be accelerated and made as soon as administratively possible and in compliance with Section 409A.

Termination of Cash LTIP: If the Cash LTIP is terminated for any reason, a payout will be made to eligible participants. The payout will be calculated based on completed full year results and prorated for a partially completed year.

Exhibit C

American Media
AOL
Condé Nast/ Advance
Disney
Google
Hearst
NBC Universal
Readers' Digest
Rodale
The Bonnier Group
The Scripps Network
Time Warner/Time, Inc.
Yahoo
Any local television station in a market in which Meredith owns, operates or manages a local television station; or any entity's group, department or division which operates or manages any local television station in a market in which Meredith owns, operates or manages a local television station.

Exhibit 10.2

August 10, 2016

Jon Werther
717 Montana Drive
Morganville NJ 07751

Dear Jon:

This is to confirm the terms and conditions of your continued employment with Meredith Corporation ("Meredith"). This Agreement shall become effective August 10, 2016 (the "Effective Date"), subject to your execution of this Agreement and approval by Meredith's Board of Directors prior to that date.

Your title as of the Effective Date will be President, National Media Group. Your primary office will be in Meredith's offices in New York, New York, but you will be expected to travel to Meredith's other offices or locations as appropriate to meet Meredith's business needs. Your minimum base salary as of the Effective Date will be $600,000 annually. Subsequent to Fiscal Year 2017, you will be eligible for merit increase consideration pursuant to company policy. You will be eligible to participate in the Management Incentive Plan (MIP) for such periods as it continues in effect, subject to the terms of the plan and to the discretion vested in the Compensation Committee of the Board of Directors by the plan, with a 70% base pay "target." Any MIP payment will be paid out in August following the applicable Fiscal Year (the Fiscal Year runs from July 1 through June 30), and is conditioned on your active employment with Meredith at the end of the performance period (June 30) for the applicable Fiscal Year.

You will also be eligible to participate in an annual three-year Cash Long-Term Incentive Program ("Program" or "LTIP") in which you will have the opportunity to earn an additional cash payment of $175,000, minus applicable withholdings and deductions, conditioned upon the achievement of certain specified financial objectives. Any payment under this Program will be made after the first regular August meeting of Meredith's Board of Directors immediately following the conclusion of the three-year Program, subject to the terms of the Program and to the discretion vested in the Compensation Committee of the Board of Directors, and conditioned on your continued employment at Meredith at the time of payment.

During your employment under this Agreement, you will be eligible to participate in Meredith's non-qualified stock incentive plan, with the following grants to be awarded in August 2016:

> 10,000 Non-Qualified Stock Options, three-year cliff
> 3,100   Restricted Stock Units, three-year cliff.

The August 2016 grants and any subsequent grant are subject to the terms of the plan and to the discretion and approval of the Compensation Committee of the Board of Directors.

During your employment under this Agreement, you will receive or be eligible to participate in, to the extent permitted by law, the various perquisites and plans generally available to officers of Meredith, in accordance with the provisions thereof as in effect from time to time, including, without limitation, the Meredith Supplemental Benefit Plan, a minimum of four (4) weeks of vacation per year, and to reimbursement for reasonable expenses you incur in connection with the performance of your duties for Meredith.

It is understood that this Agreement and your employment hereunder may be terminated by Meredith at any time for "Cause," in which case you will receive only your base salary through the date on which notice of termination is given. Cause is defined as an ongoing or material failure to perform your job duties, excessive absenteeism, misconduct in the performance of duties (including, but not limited to, a violation of Meredith's Code of Business Conduct); embezzlement; fraud; dishonesty; commission of a criminal act; insubordination; or personal or professional conduct which may bring embarrassment or disgrace to Meredith.

It is further understood that this Agreement and your employment hereunder may be terminated by Meredith at any time without Cause. In the event your employment is terminated by Meredith without Cause, then, in return for you executing a Separation Agreement that includes a full release of all employment-related claims:

   a. Meredith will pay, on a regular payday basis, the equivalent of your then biweekly base salary, minus applicable withholdings and deductions, for a period of twelve (12) months ("Release Pay").

   b. You agree if, as a result of your termination without Cause, you would be eligible to receive compensation and benefits under Meredith's Severance Pay Plan, you may be treated under either that Plan or under this Agreement; but you are not entitled to payment or benefits under both this Agreement and under Meredith's Severance Pay Plan under any circumstances.

In return for the above consideration and in acceptance of this offer you agree to the terms and conditions set forth below:

(1)   While you are employed by Meredith and for a period of twelve (12) months thereafter ("Restricted Period"), you will not solicit for employment, refer or approve for employment, hire or employ in any capacity or advise or recommend to any other person or entity that it hire, employ or solicit for employment any person who as of your last day of employment, or at any time during the Restricted Period, was an employee of Meredith Corporation, including its subsidiaries, affiliated companies and operating groups. In addition, while you are employed by Meredith and for a period of twelve (12) months thereafter, you will not render services directly or indirectly as an employee, officer, director, consultant, independent contractor, or in any other capacity to any of the entities listed on Exhibit A.

(2)   While you are employed by Meredith and thereafter, you will not use, divulge, sell or deliver to or for yourself or any other person, firm or corporation other than Meredith any confidential information of Meredith in any form; or memoranda, reports, computer software and data banks, customer lists, employee lists, contracts, strategic plans and any and all other documents containing trade secrets concerning Meredith and its business operations ("Confidential Information"). Confidential Information does not include information available from or which can be ascertained through public means (e.g., phone books, published materials or industry publications). Notwithstanding the above, you understand that you have immunity from criminal or civil liability for disclosure of a trade secret: (1) made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; or (2) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (3) in a lawsuit against Meredith for retaliation for reporting a suspected violation of law, you may disclose a trade secret to your attorney and use the trade secret information in the court proceeding, if you file under seal any document containing the trade secret, and do not disclose the trade secret except pursuant to court order. You will destroy or surrender to Meredith all Confidential Information and all other property belonging to Meredith at the conclusion of your employment.

(3)   While you are employed by Meredith and thereafter, you agree to cooperate with Meredith in the truthful and honest prosecution and/or defense of any claim in which Meredith may have an interest (with the right of reimbursement for reasonable expenses actually incurred) which may include, without limitation, being available to participate in any proceeding involving Meredith, permitting interviews with representatives of Meredith, appearing for depositions and trial testimony, and producing and/or providing any documents or names of other persons with relevant information in your possession or control arising out of your employment in a reasonable time, place and manner.

This Agreement shall be governed by Iowa law. This Agreement constitutes our entire agreement and it supersedes any prior written or oral employment agreement, including but not limited to the letter agreement you executed on April 10, 2012 and the amendment thereto you executed on July 29, 2013. This Agreement may be modified only in writing signed by you and a duly authorized officer of Meredith.

Meredith Corporation and I look forward to our future association with you under the terms expressed above. Please confirm your acceptance by signing as indicated below.

MEREDITH CORPORATION

BY:_ /s/ Scott Rundall_____

Scott Rundall

_____

I understand and accept the terms and conditions of my employment with Meredith as expressed above.

/s/ Jon Wether_____   Date: August 11, 2016_____

 Jon Werther

Exhibit A

- American Media
- AOL
- Condé Nast/ Advance
- Disney
- Google
- Hearst
- NBC Universal
- Readers' Digest
- Rodale
- The Bonnier Group
- The Scripps Network
- Time Warner/Time, Inc.
- Yahoo

Exhibit 10.3

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

AMENDMENT entered into as of August 11, 2016, by and between MEREDITH CORPORATION, an Iowa corporation (the "Company" or "Meredith"), and Paul Karpowicz ("Karpowicz"), to become effective August 11, 2016 ("Effective Date").

WHEREAS, Meredith and Karpowicz entered into an Employment Agreement ("Agreement") which became effective June 1, 2015; and

WHEREAS, Meredith and Karpowicz desire to amend the Agreement as set forth in this Amendment; and

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Section 2 of the Agreement is replaced in its entirety with the following:

   2. <u>Term.</u>

   The term of employment under this Agreement will continue through June 30, 2018, unless otherwise terminated in accordance with this Agreement.

2. Except with respect to the change expressly noted herein, the Agreement otherwise remains in full force and effect.

   IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

MEREDITH CORPORATION

/s/ Stephen M. Lacy   /s/ Paul Karpowicz
By: Stephen M. Lacy   Paul Karpowicz

Dated: 8/11/2016   Dated: 8/11/2016

Exhibit 99



MEREDITH BOARD OF DIRECTORS ELECTS TOM HARTY PRESIDENT AND COO

Jon Werther Elected Meredith National Media Group President

DES MOINES, IA AND NEW YORK, NY (August 11, 2016) - Meredith Corporation (**NYSE:MDP; www.meredith.com**) **-** the leading media and marketing company with local television brands in large, fast-growing markets and national brands serving more than 100 million American women, announced today that its Board of Directors has elected Tom Harty as President and Chief Operating Officer, effective immediately.

In his new role, Harty, 53, will oversee Meredith's National and Local Media Groups. Harty will continue to report to Meredith Chairman and CEO Steve Lacy, allowing Lacy, 62, to focus more on long-term strategy, business expansion and acquisition activities. Harty and his family will be relocating to Des Moines.

The Board also elected Jon Werther to succeed Harty as National Media Group President. Werther, 47, currently serves as President of Meredith Digital. He also has oversight of the Better Homes and Gardens and Martha Stewart Living media brands.

"During his tenure at Meredith, Tom has led initiatives to strengthen our media brands and grow diversified revenue sources such as digital, brand licensing and marketing services," said Lacy. "Working together with Local Media Group President Paul Karpowicz and Jon Werther, I'm confident Tom can continue to grow Meredith's position as one of America's leading media and marketing companies."

Under Harty's leadership, Meredith has consistently increased its share of advertising revenues against its competitive set. He created the innovative Meredith Sales Guarantee, which proves that advertising on Meredith's media platforms directly leads to an increase of product sales at retail. It has subsequently been adopted across the industry. He also led an expansion of Meredith's digital initiatives - including the acquisition of Allrecipes.com, the world's largest food site - and spearheaded expansion of Meredith's high-margin brand licensing business, which includes Better Homes and Gardens products at Walmart and a partnership with Realogy to create the Better Homes and Gardens Real Estate Network.

"I'm excited to lead the best team in the media and marketing industry," Harty said. "Here at Meredith, we are well-known for a collaborative culture that is highly effective in the marketplace. With our tremendous brands, we are well-positioned to continue expanding our connection to consumers and help clients who want to reach them.

"I am particularly eager to work alongside Paul Karpowicz and our Local Media Group leadership team," Harty continued. "Paul has done a tremendous job building the best-run television station group in the industry, and I look forward to working with him to aggressively expand its footprint."

Harty joined Meredith in 2004 as Vice President of its Magazine Group and subsequently served as its Chief Revenue Officer and President of Consumer Magazines. He was named National Media Group President in 2010. Immediately prior to joining Meredith, Harty was Senior Vice President for The Golf Digest Companies, a division of Advance Publications. His broad experience includes senior leadership positions with several of the industry's largest titles. Harty earned an MBA from Iona College and a Bachelor's degree from Castleton University. He currently serves as Treasurer and on the Board of The Association of Magazine Media.

Werther joined Meredith in 2012 as Chief Strategy Officer and was promoted to President of Meredith Digital in 2013. He has led a rapid expansion of Meredith Digital, including the integration of Allrecipes.com and the acquisition and integration of profitable businesses such as Selectable Media, ShopNation and Qponix. He expanded his role to include oversight of Meredith's flagship Better Homes and Gardens brand, and then led the integration of the Martha Stewart Living brand into the Meredith portfolio.

After beginning his career as a transactional attorney, Werther spent more than 10 years in positions of increasing scale and responsibility at Time Warner and its AOL division. Werther earned an MBA from The Wharton School of Business the University of Pennsylvania; a law degree from George Washington University; and a Bachelor's degree from Emory University.

"We've put together a great team in our National Media Group under Tom Harty's leadership, and I am looking forward to building upon our success," said Werther. "With our content creation capabilities, innovative sales programs, proprietary technology platforms and consumer products, Meredith is uniquely positioned to serve consumers across channels and devices and to help marketers effectively reach and engage with a highly desirable audience of more than 100 million American women."

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's National Media Group reaches more than 100 million unduplicated women every month, including nearly 75 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world's top brands, including Kraft, Lowe's, TGI Friday's and NBC Universal.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce over 660 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.98 per share yields approximately 4 percent. Meredith has paid a dividend for 69 straight years and increased it for 23 consecutive years.

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Shareholder/Financial Analyst Contact:
Joe Ceryanec, Chief Financial Officer
(515) 284-3603; joe.ceryanec@meredith.com
Mike Lovell, Director of Investor Relations
(515) 284-3362; mike.lovell@meredith.com

Media Contacts:
Art Slusark, Chief Communications Officer
(515) 284-3404; art.slusark@meredith.com
Patrick Taylor, VP, National Media Group Communications
(212) 551-6984; patrick.taylor@meredith.com